UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02017702

NO ACT
P.E 2-4-02
1-00442

February 7, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/7/2002

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Re: The Boeing Company

Dear Ms. Morgan:

This is in regard to your letter dated February 4, 2002 concerning the shareholder proposal submitted by Bernard and Naomi Schlossman for inclusion in Boeing's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Boeing therefore withdraws its December 18, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

cc: Bernard and Naomi Schlossman
10923 Rathburn Avenue
Northridge, CA 91326

PERKINS COIE LLP
1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

RECEIVED DEC 20 2001 318

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 18, 2001

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Bernard and Naomi Schlossman, with John Chevedden as Proxy, for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 9, 2001, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Bernard and Naomi Schlossman, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal relates to performance-based stock options for senior executives and states, in relevant part:

The Proposal

> *Boeing shareholders urge our Board of Directors to adopt a long-term or permanent formal policy that a majority or all future stock option grants to senior executives be performance-based.*
>
> *Performance-based stock options are defined as:*
> *1) Indexed options, whose exercise price is linked to the S&P Aerospace Index shown in the graph on page __ in the 2002 proxy [company is requested to insert the correct page number for the 2002 proxy];*
> *2) Premium-priced stock options, whose exercise price is above the market price on the grant date; or*
> *3) Performance-vesting options, which vest when the market price of the stock exceeds a specific target.*

Summary of Bases for Exclusion

We have advised Boeing that it properly may exclude the Proposal, or portions thereof, from its 2002 Proxy Statement and form of proxy for the following reasons:

1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c);

2. The Proposal has been substantially implemented by the Company, and is therefore excludable under Rule 14a-8(i)(10), because the Company's primary executive compensation program already links Performance Shares granted to senior executives to corporate performance; and

3. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. John Chevedden is not eligible to submit a proposal to the Company under Rule 14a-8(b)(1), and he has submitted more than one proposal in violation of Rule 14a-8(c).

At the outset, we direct the Staff's attention to the fact that this Proposal is one of five submitted to the Company this year by Mr. John Chevedden. Mr. Chevedden is not himself a shareholder of the Company. He is therefore ineligible to submit a shareholder proposal pursuant to Rule 14a-8(b)(1) in his own right. As is his custom, Mr. Chevedden has once again obtained the proxies of several Company shareholders for the purpose of submitting multiple proposals to the Company, thereby advancing his personal agenda and thwarting the one proposal per proponent limitation imposed by Rule 14a-8(c). We submit that Mr. Chevedden's attempts to submit multiple shareholder proposals, clearly authored and pursued through the shareholder proposal process by himself, under the aegis of proxies from other shareholders, constitutes a clear abuse of the plain wording and intent of the Commission's Rule 14a-8 shareholder proposal rules.

By now the Staff is well acquainted with Mr. Chevedden. Over the course of the last two years alone, his name has appeared in connection with well over 70 no-action letter requests. For the most recent examples of his activities, *see Honeywell Int., Inc.* (Oct. 26, 2001); *APW, Ltd.* (Oct. 17, 2001); *Actuant Corp.* (Oct. 16, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *General Motors Corp.* (Apr. 3, 2001). During the 2001 proxy season, Mr. Chevedden submitted multiple proposals to multiple companies, including, for example: The Boeing Company (at least six challenged proposals); General Motors Corp. (at least seven challenged proposals); Southwest Airlines Co. (at least four challenged proposals); and Raytheon Co. (at least two challenged proposals). As the Staff is no doubt aware, handling these proposals represents an enormous investment of time and resources by each of the target companies. Each target company must, among other things, determine whether the shareholder for whom Mr. Chevedden is acting as proxy is eligible to submit a proposal, correspond with Mr. Chevedden regarding the inevitable procedural and substantive defects in his proposals, evaluate, usually with the assistance of legal counsel, whether the company will oppose the proposal, draft and file no-action letters, draft and file rebuttal letters in response to the Proponent's inevitable responses to no-action letter requests; and draft opposition statements in the event his proposals are not excludable. Moreover, the Staff itself must annually allocate precious resources to the review of countless no-action letters regarding Mr. Chevedden's proposals. The Staff repeatedly has required Mr. Chevedden to delete or revise false and misleading statements in his proposals as a condition to their inclusion in the target company's proxy materials. *See, for example, General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001); *The Boeing Co.* (Feb. 16, 2001). All told, the foregoing activities represent an enormous expenditure of time, personnel and money for an individual who is, in most cases, not even a shareholder of the target company.

This year, Mr. Chevedden has used this tactic to submit five shareholder proposals to Boeing. These include:

1. A proposal requesting a shareholder vote on golden parachutes, "submitted by" Thomas Finnegan, with John Chevedden as proxy;

2. A proposal recommending that the Company's board declassify itself, "submitted by" the Ray T. and Veronica G. Chevedden Trust, with John Chevedden as proxy;

3. A proposal urging the Company's Board of Directors to implement performance-based stock options for executives, "submitted by" Bernard and Naomi Schlossman, with John Chevedden as proxy;

4. A proposal recommending that the Company adopt a bylaw provision for the nomination of independent directors, "submitted by" John Gilbert, with John Chevedden as proxy; and

5. A proposal requesting shareholder approval of a Company poison pill, "submitted by" James Janopaul-Naylor, with J. Chevedden as proxy.

The Rule 14a-8 shareholder proposal rules are intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. If an individual is not a shareholder of a company, and Mr. Chevedden is not a shareholder of Boeing, that individual has no right to use Rule 14a-8 to air his or her views or to seek support for them in that company's proxy statement. Mr. Chevedden attempts to circumvent these rules by having actual shareholders appoint him as their proxy.

The shareholder proposal rules have always included a requirement, currently Rule 14a-8(b), that the person submitting a proposal be a security holder of the company. In 1983 the Commission adopted rules that mandated a minimum shareholding and a minimum holding period in order for Rule 14a-8 to be available (*Release No. 34-20091*, Aug. 16, 1983). In its comments to the release, the Commission noted:

> Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement *to have some measured economic stake or investment interest in the corporation.* The Commission believes that *there is merit to those views* and [is] adopting the eligibility requirement as proposed. (emphasis added.)

Clearly, Mr. Chevedden does not have a "measured economic stake or investment interest" in the Company, and his activities have now "exceeded the bounds of reasonableness," having submitted five proposals to Boeing this year, and six the previous year. To permit a single individual such as he, year after year, to submit multiple proposals using the artifice of proxies from other shareholders makes a mockery of the Commission's rules governing the shareholder proposal process. While we understand that on prior occasions the Staff, with some exceptions, has permitted Mr. Chevedden to submit shareholder proposals in this manner, <u>we respectfully ask the Staff to reconsider this position</u>.

The Company should be allowed to exclude Mr. Chevedden's proposals from its 2002 Proxy Statement for violation of the Rule 14a-8(b)(1) eligibility requirements and the Rule 14a-8(c) one proposal per shareholder limitation for the following reasons.

First, and perhaps most importantly, Mr. Chevedden often has no prior or substantial relationship with the shareholders whom he professes to represent. RR Donnelley Financial (www.realcorporatelawyer.com/shareholderproposals.html) has reported what many companies targeted by Mr. Chevedden have long suspected.

"John Chevedden trolls the [Net's] message boards seeking shareholders to make him his agent so that he is eligible to submit shareholder proposals to certain companies." This practice was substantiated recently when TRW, Inc. uncovered information that one of its shareholders who had appointed Mr. Chevedden as his proxy "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution." *TRW, Inc.* (Jan. 24, 2001). Our own conversations last proxy season with the Company's shareholders appointing Mr. Chevedden as proxy uncovered a similar instance. *See The Boeing Co.* (Feb. 20, 2001) (Bernard and Naomi Schlossman proposal). Our efforts to contact other shareholders were unsuccessful. This year the Company repeatedly attempted to contact the shareholders for whom Mr. Chevedden is proxy to verify their involvement in the proposal process, making several phone calls and leaving messages when able. Except in one instance (J. Gilbert), the shareholders failed to return the Company's calls.

Second, it is evident that Mr. Chevedden does all, or substantially all, of the work drafting, submitting and supporting the proposals. Each proposal submitted is accompanied by his standard form cover letter. This letter instructs the target company that all future communications regarding the proposal and annual meeting are to be directed to Mr. Chevedden, not to the shareholder. In fact, Mr. Chevedden is now careful not to include the shareholder's telephone number, and often address too, in order to preclude the target company from contacting the shareholder so that it may develop a *TRW, Inc.*-type no-action letter. To guarantee that the target Company deals only with him, the cover letter implies that the proxy is quite broad—"This is the proxy for Mr. Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Moreover, any revisions to the proposal come directly from Mr. Chevedden and he alone apparently decides whether the proposal may be withdrawn in the face of target company concessions. Finally, all communications with the Staff come directly from Mr. Chevedden.

Third, Mr. Chevedden has submitted the same proposals to Boeing that he has submitted to other companies, either through the same or different proxies, thereby demonstrating that the proposals are his and not those of the Company's shareholders. The proposals submitted to Boeing by Mr. Chevedden are substantially similar to proposals he submitted during the most recent proxy seasons to the following companies:

Proposal Submitted to Boeing	**Similar Proposal and No-Action Letter**
Shareholder Vote on Golden Parachutes	*General Motors Corp.* (Mar. 29, 2001); *FirstEnergy Corp.* (Mar. 3, 1999);
Annual Election of Directors	*Honeywell International, Inc.* (Oct. 26, 2001); *Northrop Grumman Corp.* (Feb. 16, 2001); *Raytheon Co.* (Feb. 26, 2001); *TRW, Inc.* (Jan. 24, 2001); *FirstEnergy Corp.* (Mar. 7, 2000); *TRW, Inc.* (Mar. 6, 2000); *Airborne Freight Co.* (Feb. 14, 2000)
Independent Directors	*AMR Corp.* (Apr. 3, 2001); *Mattel, Inc.* (Mar. 21, 2001); *AT&T Corp.* (Feb. 13, 2001); *General Electric Co.* (Jan. 24, 2001); *AMR Corp.* (Apr. 17, 2000)
Shareholder Vote on Poison Pills	*Actuant Corp.* (Oct. 16, 2001); *General Motors Corp.* (Mar. 27, 2001); *General Dynamics Corp.* (Mar. 5, 2001); *Airborne Freight Co.* (Jan, 29, 2001); *Southwest Airline Co.* (Mar. 13, 2001); *Caterpillar, Inc.* (Jan. 3, 2001) *PACCAR, Inc.* (Dec. 4, 2000); *Electronic Data Systems, Inc.* (Mar. 24, 2000); *Northrop Grumman Corp.* (Mar. 17, 2000)

Mr. Chevedden's proposals are unmistakable in style and pattern and are easily identified by their common characteristics: similar font and style, bold-faced headings and subheadings, and unsubstantiated statements of fact (e.g. "this proposal has significant institutional support" or ". . . according to independent analysts"). Additionally, throughout the supporting statements, the proposals use much of the same language and the same style of excerpting select "quotes" from press articles. It is clear simply from looking at the proposals that they are substantially the same as the proposals submitted to other target companies by Mr. Chevedden through his proxies. The logical conclusion is that the Proposal is not the shareholder's but rather Mr. Chevedden's.

Fourth, it is Mr. Chevedden and not the shareholders themselves that consistently take credit for the proposals in the publicity surrounding them. The world-wide-web contains an extensive library of articles referencing Mr. Chevedden and "his" proposals. For example, Institutional Shareholder Services' "2001 Post Season Report: A Proxy Season Odyssey" reported on page 22 that:

> Entering his fifth year of submitting shareholder proposals, Chevedden has undoubtedly positioned himself as one of the most recognized shareholder activists this year. In the past year he submitted poison pill proposals at shareholder meetings of large companies such as Caterpillar, Inc., Actuant Corp., and Airborne Corp.
>
> Chevedden argues that many companies try to derail his efforts in submitting his proposals by what he contends as an intentional "misplacement" of proposals faxed to companies. He also states that companies would make every effort to detect errors in proposals that are in violation of SEC requirements for submitting shareholder proposals, as in the case of Caterpillar.
>
> Compared to 2000's proxy season, Chevedden feels 2001 was a "highly successful year." As he looks forward to the 2002 proxy season, Chevedden plans to resubmit proposals that did not receive overwhelming shareholder approval.

In its November 30, 2000, edition of Council Research Service Alerts, the Council of Institutional Investors detailed Mr. Chevedden's "target companies" for the 2001 proxy season.

> ANOTHER 41 RESOLUTIONS HAVE BEEN SUBMITTED to 22 companies by John Chevedden and several other investors. Most of the proposals address three core governance issues: poison pills, classified boards, and simple majority votes. The others address issues ranging from confidential voting and stock dilution to director and committee independence.
>
> Boeing, a Council sustainer, received the most proposals—seven—from the group, followed by PG&E with five and Northrop Grumman with three. Seven

> others—Airborne Freight, First Energy, Honeywell International (also a Council sustainer), Maytag, Raytheon, Sempra Energy, and Southwest Airlines—got two apiece.

Other publications report much of the same. *See, for example, The Boston Globe* (May 2, 2001) ("Chevedden. . . travels to corporate meetings across the country"); *Newhouse News Service* (Dec. 15, 2000) ("the top circle of corporate commandos includes people like. . . John Chevedden"); *The Wall Street Journal* (Apr. 8, 1999) ("Mr. Chevedden says he has submitted 21 resolutions this year. . ."). The common thread that runs through all this publicity is that it is Mr. Chevedden, not the shareholders who appoint him as their proxy, who takes and receives credit for these proposals.

Finally, Mr. Chevedden would not himself qualify to submit the proposals to the Company in his own right. He is not a shareholder of the Company; he does not have a "measured economic stake or investment interest." Although he is ineligible to submit a shareholder proposal to the Company pursuant to Rule 14a-8(b)(1) in his own right, he nonetheless does so under the aegis of acting as a rightful shareholder's proxy. However, once the proxy is obtained, it is clear that it is Mr. Chevedden and not the shareholder who is the real proponent of each proposal. As stated earlier, the shareholder proposal rules are for the use of shareholders of a corporation to communicate with their fellow shareholders. The rules are not for use by a single activist to advance a personal agenda by manipulating them. Mr. Chevedden's practices are a flagrant abuse of the shareholder proposal rules set forth in Rule 14a-8 and should not be permitted.

We therefore believe that the Company can exclude Mr. Chevedden's proposals, including the Proposal, from its proxy statement for its 2002 Annual Meeting of Shareholders because the proposals are publicly acknowledged to be, and in fact are, the proposals of Mr. Chevedden; and Mr. Chevedden is not a shareholder of the Company. The Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted on this basis.

2. The Proposal has been substantially implemented by the Company, and is therefore excludable under Rule 14a-8(i)(10), because the Company's primary executive compensation program already links Performance Shares granted to executives to corporate performance.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See SEC Release No. 34-30091* (Aug. 16, 1983); *Masco Corp.* (Mar. 29, 1999); *BankAmerica Corp.* (Feb. 10, 1997). Moreover, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Thus, where a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal may be excluded as moot. *See The Gap, Inc.* (Mar. 8, 1996).

Several companies have challenged proposals regarding performance-based compensation for senior executives on the ground that the proposal has already been substantially implemented by demonstrating that their existing policies link executive compensation to corporate performance. *See Hilton Hotels Corp.* (Mar. 7, 2001) (*"Hilton"*); *Minnesota Mining and Manufacturing Co.* (Mar. 5, 2001) ("*3M*"); *FirstEnergy Corp.* (Feb. 27, 2001) ("*First Energy*"); *Wisconsin Energy Corp.* (Feb. 26, 2001) (proposal withdrawn); and *Halliburton Co.* (Jan. 30, 2001) ("*Halliburton*"). In *Hilton*, the target company successfully argued that, because the proposal requested only the adoption of a performance-based compensation policy, with no ongoing reporting obligations, that it had substantially implemented the proposal. The company demonstrated that their existing executive compensation structure already awarded options based on the company's performance. By way of comparison, in those instances where the Staff did not concur with the target company's Rule 14a-8(i)(10) argument—*3M*, *First Energy*, and *Halliburton*—the proposals requested not only the implementation of a performance-based compensation policy, but also requested ongoing and periodic reporting by the company. Like the proposal in *Hilton*, the Proposal here requests only the adoption of a policy. It does not request future disclosure or reporting regarding that policy.

The Proposal requests that the Board adopt a "long-term or permanent formal policy that a majority or all future stock option grants to senior executives be performance-based." The Board and the Company have already implemented this request in the Company's primary executive compensation program. In 1998, the

Company implemented a Performance Share award program for executive compensation in place of stock options. Under this plan, rights to receive stock, referred to as Performance Shares, have been issued to plan participants. An increasing portion of the Performance Shares awarded will be paid in shares of common stock, if and to the extent the stock price reaches and maintains certain threshold levels. The Performance Share program is designed to focus executives on stock price appreciation and shareholder return. This program is explained in great detail annually in the Company's annual reports and proxy statements. Accordingly, we have advised the Company that it may properly exclude the Proposal from its 2002 proxy statement based on Rule 14a-8(i)(10)—substantial implementation.

3. Portions of the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001). The Staff consistently asks Mr. Chevedden to revise or delete portions of his proposals under this rule. *See Honeywell Int. Inc.* (Oct. 26, 2001); *APW Ltd.* (Oct. 17, 2001); *Electronic Data Systems Corp.* (Sept. 28, 2001); *Southwest Airlines, Co.* (Mar. 20, 2001); *Alaska Air Group, Inc.* (Mar. 13, 2001).

The following statement is properly excludable unless modified because it inappropriately and misleadingly casts the Proponent's opinion as a statement of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *Sysco Corp.* (Aug. 10, 2001); *DT Indust., Inc.* (Aug. 10, 2001).

- [paragraph 5] *"Indexed options may have the added benefit of discouraging re-pricing if there is a downturn in our company's relative performance."*

Without such qualification, the statement misleadingly suggests facts which have not otherwise been documented. By way of letter, dated December 5, 2001, the Company asked the Proponent to modify or delete this sentence. As of the date of this filing, neither the Proponent has not provided a revised version of the Proposal. A copy of that letter is attached as **Exhibit B.**

In summary, we have advised the Company that it may properly exclude the Proposal from its 2002 proxy statement based on Rule 14a-8(i)(3) and Rule 14a-9.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:rh
Enclosure
cc: John Chevedden
James C. Johnson, The Boeing Company

EXHIBIT A

6 – Stock Options to be Performance-Based

Boeing shareholders urge our Board of Directors to adopt a long-term or permanent formal policy that a majority or all future stock option grants to senior executives be performance-based. Performance-based stock options are defined as:

1) Indexed options, whose exercise price is linked to the S&P Aerospace Index shown in the graph on page 32 in the 2002 proxy [company is requested to insert the correct page number for the 2002 proxy];
2) Premium-priced stock options, whose exercise price is above the market price on the grant date; or
3) Performance-vesting options, which vest when the market price of the stock exceeds a specific target.

Support challenging performance objectives for our senior executives
As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. We believe that the Company's current policies can be improved for the benefit of all shareholders.

"Future stock option grants" include agreements renewing, modifying or extending existing stock option grants or employment agreements that contain stock option grants. This is not intended to interfere with existing agreements. However it does recommend the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible.

Avoid potentially higher cost of standard stock options
Standard stock options may also be more expensive than performance-based options. Two Georgetown University professors have estimated that for the top 100 NYSE-listed firms, a grant of an at-the-money option with a five-year maturity would, on average, be 41% more expensive than necessary to reward the same amount of relative CEO performance. (Angel & McCabe, Market-Adjusted Options for Executive Compensation, Oct. 28, 1997).

Encourage ambitious but realistic performance targets for senior executives
Performance-based options tie compensation more closely to company performance, not stock market swings. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging re-pricing if there is a downturn in our company's relative performance.

Directly align management and stockholder interests
Companies such as Capital One, Mattel, Union Pacific, RCN Corp. and Level 3 Communications have adopted performance-based plans. According to Level 3's 1999 proxy statement, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

We urge shareholders to vote FOR this proposal:

Stock Options to be Performance-Based
YES ON 6

James C. Johnson
Vice President
Corporate Secretary &
Assistant General Counsel

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

BOEING

December 5, 2001

BY FACSIMILE
310-371-7872

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposals

Dear Mr. Chevedden:

I am writing in regard to the five shareholder proposals (the "Proposals") you have submitted as proxy for various Company shareholders. I wish to bring to your attention a few of the Company's concerns with the Proposals, concerns that I hope can be resolved informally without asking the SEC to intervene.

These concerns are based on Proxy Rules 14a-8(i)(3) and 14a-9, which, as you know, permit the exclusion of statements within a proposal and its supporting statement which are materially false or misleading. *See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001).

First, I believe that several statements within the Proposals are properly excludable unless modified under Proxy Rule 14a-8(i)(3) and 14a-9 because they inappropriately and misleadingly cast what I believe are opinions as a statement of fact, as follows:

Finnegan-Shareholder Vote on Golden Parachutes Proposal

- [paragraph 5] "A *change in control is more likely to occur if our executives have managed the Company in ways that do not maximize shareholder value.*"

Chevedden-Annual Election of Directors Proposal

- [paragraph 4, header] "*Level of accountability is closely related to financial performance.*"
- [paragraph 5, header] "*Three years without an election insulates directors from immediate challenge.*"
- [paragraph 6] "*the troubled CEO...*"

Janopaul-Naylor-Shareholder Vote on Poison Pills

- [paragraph 2, header] *"Negative Effects of Poison Pills on Shareholder Value."*
- [paragraph 4] "A *poison pill can insulate management at the expense of shareholders."*
- [paragraph 4] "A *poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate."*
- [paragraph 4] "A *shareholder vote on poison pills can avoid an unbalanced concentration of power in our directors at the expense of the vast majority of shareholders."*
- [paragraph 7] *"Institutional investor support is high caliber support."*

I respectfully ask that you amend the Proposals to qualify the foregoing statements by adding "The Proponent believes..." or "In the opinion of the Proponent..." or some other acceptable variation. *See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp.* (Aug. 10, 2001); *DT Indus., Inc.* (Aug. 10, 2001). Without such qualification, the statements misleadingly suggest facts which have not otherwise been documented.

Second, I believe that several statements within the Proposals are properly excludable unless modified under Proxy Rules 14a-8(i)(3) and 14a-9 because they assert facts without any documentation for verification. For example:

Finnegan-Shareholder Vote on Golden Parachutes Proposal

- [paragraph 4] *"This would prevent a Northrop Grumman scenario where 450 executives were paid* $15 *million simply because the failed merger with Lockheed Martin was approved by shareholders."*
- [paragraph 5] *"In* the view *of certain institutional investors golden parachutes have* the *potential to..."*
- [paragraph 6] *"Investor and media attention focused* on the *payout Sprint Chairman Mr. William Esrey would receive.* This was *estimated at over $400 million, although almost all of that amount would have stemmed from the exercise of stock options that vested* when the *deal* was *approved* by *Sprint's shareholders."*
- [paragraph 7] "...many *institutional investors recommend companies seek shareholder approval of future severance agreements."*

- [paragraph 9] *"Institutional investors such as* the *California Public employees Retirement System* [CalPERS] *have recommended shareholder approval of* these *types of agreements in* their *proxy voting guidelines. Also,* the *Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of* the *executive's annual base salary."*

Chevedden-Annual Election *of* Directors Proposal

- [paragraph 4] *"When directors* are *accountable for* their *actions yearly, they and* the *Company perform better, according to independent experts."*

Gilbert-Independent Directors on Key Committees

- [paragraph 4] "*...many equity analysts and portfolio managers support this topic."*
- [paragraph 6] "*...under current rules non-independent investors could* be *nominated to key board committees at almost any time in* the *future."*

Janopaul-Naylor-Shareholder Vote on Poison Pills

- [paragraph 4, header] *"Institutional Investors Support this Topic."*
- [paragraph 4 *"Many institutional investors believe poison pills should* be *submitted for a vote by shareholders."*
- [paragraph 5 "Under *current rules our Boeing board* can *adopt a poison pill at any time without shareholder approval."*
- [paragraph 6] *"This topic has significant institutional support."*
- [paragraph 6] *"This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000."*
- [paragraph 8, header] *"Precedent for this topic set by other companies."*
- [paragraph 8] *"In recent years, various companies have been willing to allow shareholders to have a meaningful vote on poison pills."*

I ask that you amend your Proposals to identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements. Otherwise, I respectfully ask that the statements be deleted from the Proposal. I believe this request is consistent with the SEC's response to similar requests in several recent no-action letters. *See APW Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

Third, I note that the Gilbert and Janopaul-Naylor Proposals include a reference to the website *www.cii.org*. Though the SEC's position regarding the inclusion of web sites in shareholder proposals is admittedly in flux, I do note that the SEC *inAMR Corp.* (April 3, 2001) asked you to delete this same web site address from your proposal considered therein. I ask that you please do the same in the Gilbert and Janopaul-Naylor Proposals.

Finally, the Finnegan, Chevedden, Gilbert and Janopaul-Naylor Proposals include the names and addresses of the shareholders. In its most recent pronouncement on shareholder proposals, the SEC has reiterated its position that the Company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, the Company can indicate that it will provide the information to shareholder's upon receiving an oral or written request. *See Division of Corporation Finance, Staff Legal Bulletin No.* 14 (Jul. 13, 2001). I ask that you please submit revised proposals consistent with the SEC's position.

Again, I hope we can resolve the concerns raised in this letter informally. However, I do want to advise you that the Company is continuing to evaluate whether it will seek to exclude portions or all of the entire Proposal from its 2002 Proxy Statement by requesting a no-action letter from the SEC. The Company reserves its right to do so if it concludes that there are substantive bases for exclusion under Proxy Rule 14a-8(i). In the event the Company chooses to seek no-action relief, it intends to do so by no later than December 14, 2001. Accordingly, please send your written response and/or revised proposal to my attention by no later than December 12, 2001.

Very truly yours,

James C. Johnson
Vice President,
Corporate Secretary and
Assistant General Counsel

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

December 31, 2001
Via UPS

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to The Boeing Company out-Sourced no action request (NAR). It is believed that Boeing must meet the burden of proof under rule 14a-8.

1) The reaction of companies to established shareholder topics, cited by the company, could euphemistically be termed as an aggressive practice that places technicality or curable issues above substance.
2) Appeal to pity by a $50 billion company:
An "enormous investment" by a $50 billion company to respond to established corporate governance proposals by individual shareholders.
3) The company presents fallacy as fact:
If a person has not owned $2000 of voting stock for one year, the person could not have any stake whatsoever in the company. By this definition ($2000 for one-year) there would be a practice of some company directors not having an economic stake in the company in recent years.
4) The company fails to mention that some of its own directors have failed to meet the stock ownership requirement to submit shareholder proposals on a number of occasions.
5) The company was repeatedly asked to list all its questions or objections so that an informal agreement could be reached.
6) The company delayed in responding.
7) And when the company finally did respond, it said it was submitting numerous no action requests (asking for total exclusion).
8) Then the company incredulously claims that its shareholders are totally responsible for the staff allocating "precious resources" plus an "enormous investment" by a $50 billion company to address several individual shareholders.
9) The company suggests that it is not aware of the substantial level of support that a number of established shareholder proposals receive.
10) This implies that the company does not communicate with its shareholders or use other means to determine their investment concerns. This company claim potentially impugns company shareholder relations practices.

11) The company consistently refuses to give credit to any of the proponents in its definitive proxy.
12) The name Chevedden is referenced for only one proposal in the Boeing 2001 proxy according to at least one independent report.
13) It is believed that in 2001 the company attributed each proposal to the shareholder who submitted it – if any shareholder asked the company the name of the proponent.
14) It is interesting that the company directly cites a report that goes against the company claim for pity:
"Companies would make every effort to detect errors in [shareholder] proposals."

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: Ray T. Chevedden
BA

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies

January 28, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Shareholder Proposal
Mr. and Mrs. Bernard Schlossman

Ladies and Gentlemen:

Mr. Bernard Schlossman said he sent a letter to The Boeing Company (BA) Corporate Secretary withdrawing this proposal. The Boeing Company Corporate Secretary is believed to now have this letter.

Thus the proponent's withdrawal of the proposal may have made this matter moot.

Sincerely,

John Chevedden
cc: BA

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 16, 2002

Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Boeing Company (BA)
Preliminary Shareholder Response to Company No Action Request
Mr. and Mrs. Bernard Schlossman Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to The Boeing Company out-sourced no action request (NAR). It is believed that Boeing must meet the burden of proof under rule 14a-8.

1) Company Fallacy:
Aggressive company micro-management of investor proposal text by companies, with assets from $1 billion to $100 billion, and using expensive outside professional help, is an asset and also a valuable use of the "precious resources" of the Securities and Exchange Commission during the peak season for shareholder proposals.
2) The reaction of companies to established shareholder topics, cited by the company, could euphemistically be termed an aggressive or an overboard practice.
3) For instance a letter from one company was able to include these words all in one sentence: Invidious, impugn, invective to purportedly support a balanced viewpoint.
4) The company does not reconcile its taking credit as a purported champion of the simple process of rule 14a-8 and the need for an individual investor to answer complex papers from a $100 million LLP under such a "simple" process.
5) The company's own quote in its letter to the Staff supports this aggressive point:
"Companies would make every effort to detect errors in proposals…."
6) The company uses its well-worm shot-gun approach to attempt to exclude established topic shareholder proposals.
7) The company does not provide a tabulation of the total number of company specific points for total exclusion and the total number of times that these specific points have failed.
8) Freedom of Association:
The right guaranteed by the First Amendment to the U.S. Constitution to join with others either in personal relationships or as part of a group having a common viewpoint or purpose and often exercising the right to assemble and to free speech.
9) The company does not refer to a particular line in rule 14a-8 that imposes a special limitation on freedom of association.

10) The company does not refer to a particular line in rule 14a-8 that gives special privileges in freedom of association to companies and their employees, outsource companies and special profession organizations of companies and/or employees of various companies in contrast to the rights of the individual shareholder.
11) The company does not cite a line in rule 14a-8 that declares that certain stock market investors are forbidden to associate with other stock market investors.
12) Missing link:
The company leaves to conjecture whether its most annotated cases touch proposals that addresses "a majority or all future stock option grants to senior executives" as this proposal does.
13) Company Fallacy:
A shareholder proposal cannot materially complement or enhance an existing routine corporate governancepractice. This proposal compliments action the company has already taken.
14) The company has not provided a rule 14a-8 interpretation that, materially enhancing an existingcompany rule, is grounds for exclusion.
15) Company contradiction:
Sincethe company claimssupport for this topic, it does not seem consistent for the company to object to listeningto an investor precatory voting-input for an enhancementof this topic.
16) Begs the question:
The current company "program is explainedin great detail annually," begs the question why it is not be summarized or compared to this proposal using one paragraph in a 12-page letter.
17) The company cites no percentage comparison of its present plan and the majority that this proposal recommends.
18) With the burden of proof on the company this omission suggests that a comparison would be unfavorableto the company
19) Laundry list:
The company gives a laundry list of cases, but no specific annotation in order to analyze whether the company uses an invalidor validconclusion process.
20) The company has no factual complaint with the text on "re-pricing" and thus it is not clear what purpose is served by makingthis an issue for debate duringthe peak proposal season.
21) Double standard:
The company fails to claim that this 2002 company no action request has scored 100% in supporting company claims.
22) Double standard:
The company fails to claim that past company response statements to shareholder proposals have scored 100% in supporting company claims.
23) Potential Critique:
It would be interesting to see how many company unsupported statements and invalid conclusions could be listed from this 2002 company no action request by a candidate for the bar exam.

In summary, there appear to be 23 issues with the company and its burden of proof.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden

cc: BA

Mr. and Mrs. Bernard Schlossman

PERKINS COIE LLP
1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

February 4, 2002

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Bernard and Naomi Schlossman, with John Chevedden as Proxy, for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company ("Boeing" or the "Company"). On December 18, 2001 we submitted to your office on behalf of Boeing a request for a no-action letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, relating to a shareholder proposal (the "Proposal") received from Bernard and Naomi Schlossman, with John Chevedden as proxy, for inclusion in the Company's 2002 Proxy Statement.

Mr. Schlossman has notified the Company that he has revoked his proxy granted in favor of Mr. Chevedden. He has further instructed the Company to withdraw any and all shareholder proposals submitted under his name to the Company in the past twelve months. A copy of Mr. Schlossman's letter to the Company is attached as **Exhibit A**. Accordingly, we withdraw the request for a no-action letter related to the Proposal. A copy of this request is being sent to John Chevedden and Mr. Schlossman, as well.

[03000-0200/SB020320.343]

Should you have any questions regarding this matter, or require any additional information, please call me at (206) 583-8447. Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:rh
Enclosure
cc: Bernard Schlossman
John Chevedden
James C. Johnson, The Boeing Company

EXHIBIT A

RECD JAN 2 8 2002

10923 Rathburn Avenue
Northridge, CA 91326
January 21, 2002

Corporate Secretary
Boeing, Inc.
100 North Riverside Plaza
Chicago, IL 60606

Dear Corporate Secretary:

I hereby withdraw any and all shareholder proposals that were submitted under my name in the past twelve months. John Chevedden may no longer submit shareholder proposals on my behalf.

Please call me at (818) 366-1186 if you have any questions or need anything else in writing to cause the shareholder proposal(s) to be withdrawn.

Sincerely,

Bernard Schlossman

Bernard Schlossman